

Invest smarter, together™

Pitch Deck - June 30, 2017



Problem: Millennials distrust financial advisors and do not understand how to invest



Solution

A web-based investor community that allows users to either simulate a portfolio or link a live-trading account in order to

- Share performance with friends they trust

- Discover and learn from top investors

- Crowdsource investment ideas from a transparent community

- Trade directly through the platform with their existing brokerage account



Market Validation

There is already precedent for users wanting to share opinions, crowdsource investment ideas, and trade stocks on mobile devices.



1.50M	85.0M	2.00M
Monthly Active Users	Monthly Pageviews	Mobile Trading Accounts



User Experience

Users interact with the community using **proven social media features** that already offer value to the user

- Share insights like Twitter

- Like trades like Facebook

- Discover investors like Instagram

- Compete like Words with Friends

Product



Rapunzl
invest smarter, together™

Find trends

AT&T LTE 12:36 PM 77%
Activity
Brandon Derifield
BOUGHT FTR at $1.61
19 hours ago
$
1 like
BeCurcio
Great thinking on FTR as earnings approach!
Sam Trapp
BOUGHT MA at $117.33
20 hours ago
$
2 likes
1 Nice trade!

Share your portfolio

AT&T LTE 3:10 PM 65%
jaydrainjr
10.97%
Performance
347
Followers
191
Following
Jay Drain Jr.
GOOG
6.79%
20.65% of portfolio.
GS
5.19%
17.84% of portfolio.
ANGI
78.44%
10.52% of portfolio.
TSRO
-2.23%
17.55% of portfolio.

Discover top performers







AT&T LTE 1:22 PM 77%
Discover
Activity
Myles Gage
BOUGHT PVTB at $57.32
an hour ago
$
0 likes
Top Portfolios
BeCurcio
12.53%
jaydrainjr
9.76%



Rapunzl
invest smarter, together™

Target Markets









Educators &
E-Learning Sites

HS & College
Students

Simulated

Working
Young Adults

Professional
Investors

Live-Trading



Business Model

Rapunzl will monetize the user base by

- Selling aggregate transaction data analytics to financial institutions

- Offering premium subscriptions for expanded functionality

- Incorporating certified financial advisors and charging an annual fee

$24.0M
Projected revenue by 2022

$300M
Projected valuation by 2022



The Challenge

Creating a sustainable social network is hard but we eliminate many of the difficulties

- Social sign-up allows for rapid onboarding

- Users are automatically connected with friends on other social networks to create an instant community which presents clear early value to the user

- Leaderboard with cash competitions enables users to immediately recognize the value proposition of finding better investments

- Tutorials educate the user so they do not feel lost



Competitive Advantage

Rapunzl differentiates itself from existing competition by

- Gamifying the stock market with habit-forming competitions to drive engagement

- Synthesizing simulated and live-trading to create a pipeline of new users

- Promoting financial literacy to produce organic media coverage

- Remaining brokerage agnostic and avoiding high capital requirements of brokerages

Investment Request

- We are seeking $500,000 to fund ongoing development and future marketing efforts

PRESENT, 2017 - YEAR END 2018		
Source	**Uses**	
500,000 Issuance of 500,000 shares of common stock at a price of $1.00 per share	Marketing	114,851
	Data & Hosting	71,000
	Development	250,000
	Wages	48,000
	Other Costs	16,149
Total 500,000		500,000



3 Year Projections

By end of 2018

- Pre-revenue with 250,000 users at a $25M valuation

- 500% return on investment

By end of 2019

- Initial revenue stages with $750,000 across 600,000 users making for a $50M valuation
- 1000% return on investment

By end of 2020

- Positive income with $4.8M in revenue across 1.2M users and a $100M valuation
- 2000% return on investment



Legal & Security Considerations

The live-trading component of Rapunzl is a messaging service between investors and their brokerages

- Brokerage integration does not require investment advisor registration, SEC membership, nor FINRA insurance

- The app is free so all user-content is publicly available information

- Rapunzl relies upon proven API partners for brokerage integration related to security and account information which absolves Rapunzl of liability

- Users do not need to be registered investment advisors because they receive no compensation for their followers and opinions



Team







Brian Curcio

CEO
Co-Founder

Myles Gage

Chief Strategist
Co-Founder

OkGrow

Freelance dev team
based in Toronto